SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

EAGLE SUPPLY GROUP, INC.

(Name of Subject Company)

EAGLE SUPPLY GROUP, INC.

(Name of Persons Filing Statement)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number of Class of Securities)

Douglas P. Fields,

Chief Executive Officer

Eagle Supply Group, Inc.

122 East 42nd Street, Suite 1618

New York, New York 10168

Telephone: (212) 986-6190

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of persons filing statement)

With a copy to:

Richard A. Denmon, Esq.

Carlton Fields, P.A.

Corporate Center Three at International Plaza

4221 W. Boy Scout Boulevard

Tampa, Florida 33607-3239

Telephone: (813) 223-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2004 by Eagle Supply Group, Inc., a Delaware corporation (the “Company”), as amended by the Amendment No. 2 filed with the Commission on September 1, 2004 and the Amendment No. 2 filed with the Commission on September 13, 2004 (collectively, and together with all exhibits and annexes attached thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Gulfco Acquisition, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated August 16, 2004, that Purchaser and Parent filed with the Commission (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $2.20 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2004, and as filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the section entitled “(d) Short Form Merger”:

(e) Results of the Offer: The Offer expired at 12:00 midnight, New York City time, on Tuesday, September 21, 2004. Purchaser was advised by SunTrust Bank, the depositary for the Offer (the “Depositary”), that approximately 9,563,553 Shares (not including 23,768 Shares that were tendered pursuant to guaranteed delivery procedures), representing approximately 93.2% of the outstanding Shares, were validly tendered into the Offer and not withdrawn pursuant to the Offer. Accordingly, Purchaser notified the Depositary it had accepted for payment all such Shares validly tendered and not withdrawn prior to the expiration of the Offer. Payment for the Shares is expected to be made promptly. A copy of the press release issued by Parent and the Purchaser on September 22, 2004, announcing the expiration of the Offer and the acceptance of validly tendered Shares is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

Additionally, on September 22, 2004, pursuant to the Merger Agreement, the Company, Parent and Purchaser consummated the Merger. In accordance with Delaware law, the Merger was consummated without a vote or meeting of the Company’s stockholders, due to Purchaser’s ownership of more than 90% of the Shares. The Company’s separate existence ceased as of Effective Time of the Merger, and the Purchaser continued as the surviving corporation and a wholly owned subsidiary of Parent.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

Exhibit (a)(5)(D)	Press release issued by Parent and Purchaser dated September 21, 2004 (incorporated by reference to Exhibit (a)(5)(B) to the Amendment No. 2 to Schedule TO filed with the Commission on September 22, 2004)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

EAGLE SUPPLY GROUP, INC.

By:	/s/ James E. Helzer
Name:	James E. Helzer
Title:	President

Dated: September 22, 2004

EAGLE SUPPLY GROUP, INC.

By:	/s/ Douglas P. Fields
Name:	Douglas P. Fields
Title:	Chief Executive Officer

Dated: September 22, 2004

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